Contact

www.linkedin.com/in/bengoldhaber (LinkedIn)
juked.gg (Company)

Top Skills

Social Media
Social Media Marketing
Strategic Partnerships

Languages

Japanese (Limited Working)
Spanish (Limited Working)

Ben Goldhaber

Co-Founder & CEO of Juked, Founding Team at Twitch
Los Angeles Metropolitan Area

Summary

I'm an esports industry veteran with 20+ years of experience building community and entrepreneurial projects in the space.

I had the pleasure of joining founding team at Twitch in 2011, where I launched the Twitch partner program, acquired critical gaming partnerships, managed key esports accounts, and built Twitch's social media and content marketing teams from 0 to millions of followers.

Now, I'm co-founder and CEO of Juked, whose mission is to make esports more accessible by creating the best place to follow and discuss esports. We're building a new home for esports fans.

Experience

Juked
Co-Founder & CEO
June 2019 - Present (3 years 2 months)
Los Angeles, California, United States

Juked is the new home for the global esports and gaming community, and is the best place to follow, discuss, and build your identity in esports. Juked's core features include:

* Follow: esports news, scores, schedules, and results
* User Profiles: earn badges, gain followers, show your fandom to the world
* Notifications: stay up to date on breaking news and matches
* Chat: a better way to discuss esports than Twitch Chat and Twitter
* Community: create and share content with like-minded fans
* Anti-toxicity: rewards/punishment framework with AI moderation

* Live chat and pick'ems (coming soon)

Learn more about the Juked app: https://app.juked.gg

Self-employed

Angel Investor & Advisor
June 2018 - Present (4 years 2 months)
San Francisco Bay Area

Writing small checks in and advising pre-seed startups founded by friends and peers, with a focus on gaming, streaming, and esports.

Current: Vshojo, T3 Tools, Mero Technologies, Plant an App, ReadyUp
Past: Preediction, Roundhill Investments

Twitch

7 years 5 months

Director of Content Marketing
October 2014 - June 2018 (3 years 9 months)
San Francisco, CA

My team managed A-Z execution of Twitch’s owned/earned digital marketing channels with an average of >300 million impressions per month, supporting the needs of cross functional teams and content partners.

• Managed Twitch front page promotion, newsletter, and social media marketing globally, spinning up support for 22+ languages over 5 years.
• Oversaw Twitch's social media from inception to 7+ million followers.
• Co-host and co-producer of Twitch originals, including Twitch Weekly and coverage at events like E3, TwitchCon, & PAX.
• Led co-marketing programs with key external partners (e.g. Overwatch League/ReedExpo/ESL) valued at more than $50 million.
• Led Twitch Prime (Amazon Prime integration) marketing and launch strategy.
• Launched verticalized Twitch sub-brands, e.g. @TwitchEsports.
• Maintained Twitch's internal events calendar for planning/sales/infrastructure.
• Ran digital marketing for massively successful TwitchCons in 2015, 2016, and 2017.

Sr. Manager of Partnerships, Leagues & Events
June 2012 - October 2014 (2 years 5 months)
San Francisco, CA

I was the primarily relationship manager for Twitch's biggest event partners including esports (Blizzard, Riot, Capcom, ESL, MLG, DreamHack, Evo), and conventions (E3, PAX, Gamescom).

• Traveled to 40+ events to deploy marketing strategy, problem solve, and maintain relationships.
• Ran weekly check-ins with an emphasis on driving co-marketing, brand, and revenue opportunities.
• Worked with finance and legal to negotiate content licenses and marketing sponsorships with partners like DreamHack, BlizzCon, and MLG.
• Managed Twitch's marketing channels (social media, email, blog, newsletter, and Twitch front page) to amplify partner events.
• Developed event revenue model (subscription, ad optimization) generating $3M+ in incremental revenue.

Justin.tv Gaming Outreach Manager (Founding Team, Twitch)
February 2011 - June 2012 (1 year 5 months)

First gaming hire at Justin.tv, 20 employees at the time, and founding member of Twitch. Lead content acquisition and marketing during Twitch's first year.

• Managed Justin.tv's gaming outreach team, hiring first 3 critical employees.
• Leveraged personal connections to acquire crucial early gaming/esports partners.
• Oversaw an average MoM growth of 11% unique viewers during Twitch's first year.
• Launched and and managed the first broadcaster revenue product, the Twitch Partner Program.
• Launched and managed official @Twitch social media, newsletter, front page promotion system, and blog.

Games Cast TV
Co-Founder / Head of Marketing & Partnerships
December 2009 - April 2011 (1 year 5 months)

Co-founded GamesCast.tv, a platform which aggregated esports streams from all major platforms (Justin.tv, Own3d, Ustream, Livestream) into one destination. Led all marketing and partnerships efforts, building relationships with top esports content producers.

• Built from the ground up relationships with main players in the esports industry, including broadcasters, tournament organizers, and media outlets.
• Worked together with content partners to improve product based on feedback.

• Ran GamesCastTV marketing strategy including launch strategy, co-marketing with partners, PR, and the day to day of social media, blog, and email.

Santa Cruz Energy & Resources Collaborative
VP of Communications
March 2009 - April 2011 (2 years 2 months)

Marketing, event planning, and leadership for the Santa Cruz chapter. Led comms and organized our first summit, bringing influential minds in the green tech space together at the UCSC campus.

Quake Live TV
Commentator and Marketing Lead
August 2008 - March 2011 (2 years 8 months)

Marketing, promotions, and social media manager, live play-by-play commentator, event planning, and sponsorship coordinator.

Adura Technologies, Inc.
Business Development Intern
June 2010 - September 2010 (4 months)

Claremont Creek Ventures
Intern
June 2009 - September 2009 (4 months)

Education

University of California, Santa Cruz
Bachelor of Arts - BA, Environmental Economics · (2006 - 2011)